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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                  SCHEDULE TO/A

             TENDER OFFER STATEMENT UNDER SECTION 14(D)1 OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                 AMENDMENT NO. 6

                         WESLEY JESSEN VISIONCARE, INC.
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                            (Name of Subject Company)

                             DYLAN ACQUISITION INC.
                           BAUSCH & LOMB INCORPORATED
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                        (Name of Filing Person - Offeror)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         PREFERRED SHARE PURCHASE RIGHTS
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                         (Title of Class of Securities)

                                    951018100
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                      (CUSIP Number of Class of Securities)

                                ROBERT B. STILES
                    SENIOR VICE PRESIDENT AND GENERAL COUNSEL
                           BAUSCH & LOMB INCORPORATED
                             ONE BAUSCH & LOMB PLACE
                         ROCHESTER, NEW YORK 14604-2701
                            TELEPHONE: (716) 338-6000
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           (Name, Address and Telephone Number of Person Authorized to
         Receive Notices and Communications on Behalf of Filing Persons)

                                    Copy to:

                              STEVEN A. COHEN, ESQ.
                         WACHTELL, LIPTON, ROSEN & KATZ
                               51 WEST 52ND STREET
                            NEW YORK, NEW YORK 10019
                            TELEPHONE: (212) 403-1000
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                            CALCULATION OF FILING FEE

       TRANSACTION VALUATION*                         AMOUNT OF FILING FEE
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           $723,195,855                                   $ 144,640

* Based on the offer to purchase all of the outstanding shares of common stock of Wesley Jessen at a purchase price of $35.55 cash per share, 18,175,585 shares issued and outstanding, less 555,498 treasury shares, and outstanding options with respect to 2,722,975 shares, in each case as of March 17, 2000.

[ X ] Check the box if any part of the fee is offset as provided by Rule
      0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

      Amount Previously Paid:       $138,333

      Form or Registration No.:     Schedule TO

      Filing Party: Bausch & Lomb Incorporated

      Date Filed: April 3, 2000

CHECK THE APPROPRIATE BOXES BELOW TO DESIGNATE ANY TRANSACTIONS TO WHICH THE STATEMENT RELATES:

         [ X ]    third-party tender offer subject to Rule 14d-1.

         [   ]    issuer tender offer subject to Rule 13e-4.

         [   ]    going-private transaction subject to Rule 13e-3.

         [   ]    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

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            This Amendment No. 6 amends and supplements the Tender Offer
Statement on Schedule TO, as amended, originally filed with the Securities and Exchange Commission (the "Commission") on April 3, 2000 (as previously amended and supplemented, the "Schedule TO") by Bausch & Lomb Incorporated, a New York corporation ("Bausch & Lomb"), and Dylan Acquisition Inc., a New York corporation and a wholly-owned subsidiary of Bausch & Lomb (the "Purchaser"). The Schedule TO relates to the offer by the Purchaser to purchase all outstanding shares of common stock, par value $0.01 per share, including associated preferred share purchase rights (together, the "Shares"), of Wesley Jessen VisionCare, Inc., a Delaware corporation ("Wesley Jessen"), upon the terms and subject to the conditions set forth in the Offer to Purchase and in the Letter of Transmittal, dated April 3, 2000 (the "Offer to Purchase"), and any amendments or supplements thereto filed previously, hereby or hereafter. Copies of the Offer to Purchase and the related Letter of Transmittal are filed with the Schedule TO as Exhibits (a)(1) and (a)(2), respectively. Capitalized terms used and not defined herein shall have the meanings assigned such terms in the Offer to Purchase and the Schedule TO.


ITEM 4.     Terms of the Transaction.

            On May 8, 2000, Bausch & Lomb and Purchaser increased the purchase price in the Offer from $34.00 to $35.55 per Share, net to the seller in cash, without interest.

            Also on May 8, 2000, Bausch & Lomb extended the Offer through 6:00 p.m., Eastern time, on Wednesday, May 31, 2000. Accordingly, the term "Expiration Date" means 6:00 p.m., Eastern time, on Wednesday, May 31, 2000, unless we, in our sole discretion, extend the period of time for which the initial offering period of the Offer is open, in which case the term "Expiration Date" will mean the time and date at which the initial offering period of the Offer, as so extended, will expire.


ITEM 5.     Past Contracts, Transactions, Negotiations and Agreements.

            Section 10 ("Background of the Offer; Contacts with Wesley Jessen") of the Offer to Purchase is hereby amended by adding the following to the end of such section:

            On May 8, 2000, Mr. Carpenter sent Mr. Ryan a letter stating that
(a) Bausch & Lomb and Purchaser were increasing the purchase price to be paid in the Offer and extending the Offer, (b) the improved offer is Bausch & Lomb's best and final offer and (c) if, by May 31, 2000, Wesley Jessen has not entered into negotiations with Bausch & Lomb, or if less than a majority of the Shares have been tendered into the Offer, Bausch & Lomb and Purchaser intend to permit the Offer to expire on that date.

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            A copy of the press release containing the letter is filed as
Exhibit (a)(12) hereto and is incorporated herein by reference.


 ITEM 12.   Exhibits

            Item 12 is hereby amended and supplemented with the following information:

            Exhibit (a)(12): Press release issued by Bausch & Lomb, dated May 8,
                             2000.

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                                    SIGNATURE
                                    ---------

            After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 8, 2000

                                    DYLAN ACQUISITION INC.


                                    By:  /s/    Robert B. Stiles
                                         ---------------------
                                         Name:  Robert B. Stiles
                                         Title: Vice President and Secretary


                                    BAUSCH & LOMB INCORPORATED


                                    By:  /s/    Robert B. Stiles
                                         ---------------------
                                         Name:  Robert B. Stiles
                                         Title: Senior Vice President and
                                                General Counsel

                                      -5-
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                                  EXHIBIT INDEX


*(a)(1)                   Offer to Purchase, dated April 3, 2000.
*(a)(2)                   Form of Letter of Transmittal.
*(a)(3)                   Form of Notice of Guaranteed Delivery.
*(a)(4)                   Form of Letter to Brokers, Dealers, Commercial Banks,
                          Trust Companies and Other Nominees.
*(a)(5)                   Form of Letter to Clients for use by Brokers,
                          Dealers, Commercial Banks, Trust Companies and Other
                          Nominees.
*(a)(6)                   Guidelines for Certification of Taxpayer
                          Identification Number on Substitute Form W-9.
*(a)(7)                   Form of summary advertisement, dated April 3, 2000.
*(a)(8)                   Text of press release issued by Bausch & Lomb, dated
                          April 3, 2000.
*(a)(9)                   Complaint filed by Bausch & Lomb filed in the Court of
                          Chancery of the State of Delaware on April 3, 2000.
*(a)(10)                  Confidentiality Agreement between Wesley Jessen
                          VisionCare, Inc. and Bausch & Lomb Incorporated, dated as of April 11, 2000.
*(a)(11)                  Text of press release issued by Bausch & Lomb, dated
                          April 25, 2000.
(a)(12)                   Text of press release issued by Bausch & Lomb, dated
                          May 8, 2000.
(d)                       None.
(g)                       None.
(h)                       Not applicable.

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* Previously filed.

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